PROPOSAL 5: REVERSE STOCK SPLIT

Overview

Our Board of Directors has determined that it is advisable and in our and our stockholder's best interests that the Board of Directors be granted the authority to implement, in its sole discretion, a reverse stock split of the outstanding and treasury shares of our common stock at a specific exchange ratio set by the Board of Directors, such split to combine a whole number of outstanding shares of our common stock in a range of not less than fifty shares and not more than five hundred shares, into one share of common stock, at in the discretion of the Board of Directors. Accordingly, stockholders are asked to approve an amendment to our amended and restated certificate of incorporation to effect a reverse stock split consistent with such terms and to grant authorization to the Board of Directors to determine, in its sole discretion, whether to implement the reverse stock split, as well as its specific timing and ratio (within the set of ratios listed above).

The Board of Directors strongly believes that the reverse stock split is necessary for the following reasons:

1. ~~To maintain our listing on The NASDAQ Capital Market.~~

1. **To enable repayment of the Notes in shares of Common Stock**
~~2.~~2 **To provide us with resources and flexibility with respect to our capital sufficient to execute our business plans and strategy.**
3. **To maintain our listing on The NASDAQ Capital Market.**

Accordingly, the Board of Directors has unanimously approved a resolution proposing an amendment to our amended and restated certificate of incorporation to allow for the reverse stock split and directed that it be submitted for approval at the Annual Meeting.

Should we receive the required stockholder approval for the Proposal, the Board of Directors will have the sole authority to elect, without the need for any further action on the part of our stockholders: (1) whether or not to effect a reverse stock split, and (2) if so, the number of whole shares, from 50 to 500, in the discretion of the Board of Directors, which will be combined into one share of our common stock. Notwithstanding approval of the reverse stock split by the stockholders, the Board of Directors may, in its sole discretion, abandon the proposed amendment and determine prior to the effectiveness of any filing with the Secretary of State of the State of Delaware not to effect the reverse stock split on or prior to [●], as permitted under Section 242(c) of the Delaware General Corporation Law. If the Board of Directors does not implement a reverse stock split on or prior to [●] stockholder approval again would be required prior to implementing any reverse stock split.

In determining which reverse stock split ratio to implement, if any, following receipt of stockholder approval, the Board of Directors may consider, among other things, various factors, such as:

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Failure to approve the amendment could have serious, adverse effects on us and our stockholders. ~~We~~**Without a sufficient** number of authorized shares available for issuance, we may be unable to raise additional capital, establish strategic relationships with other companies or expand our business through acquisitions. **As described in more detail under "Reasons for the Reverse Stock Split – To enable repayment of the Notes in shares of common stock," the conversion price of the Notes (as defined below) is subject to a floor of $0.05 per share, which is not subject to adjustment as a result of a reverse stock split or other similar event. As a result of an amendment to our Certificate of Incorporation approved by our stockholders on July 19, 2016, we have 500,000,000 shares of Common Stock authorized under our Certificate of Incorporation. However, we have 161,083,213 shares of Common Stock outstanding as of April 21, 2017 and, as a result of requirements under the terms of the Notes that a number of shares determined by reference to the conversion price be reserved for issuance for conversion thereof, all of our remaining authorized shares of Common Stock are reserved for**

issuance upon conversion thereof. Accordingly, we are unable to issue additional shares in capital raising transactions until we have amortized a greater portion of the principal due under the Notes. Following each issuance of shares of Common Stock in repayment of installments of principal under the Notes, the number of shares of Common Stock that we are required to reserve for issuance thereunder will decrease. Our ability to repay the Notes through issuances of shares of Common Stock is dependent upon the satisfaction or waiver of certain conditions, which we expect will only be satisfied or waived if the trading price of our shares of Common Stock is greater than the conversion price floor. The closing price of our Common Stock on The NASDAQ Capital Market has been below $0.20 per share since February 15, 2017 and was $0.06 per share on April 21, 2017. Repayment of principal amounts due under the Notes through the issuance of shares of Common Stock would ensure that we are not required to repay such amounts in cash and would reduce the number of shares that we are required to reserve for issuance thereunder. In addition, we could be delisted from The NASDAQ Capital Market because shares of our Common Stock may continue to trade below the requisite $1.00 per share price needed to maintain our listing. If The NASDAQ Capital Market delists our Common Stock, our shares may then trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets. In that event, our Common Stock could trade thinly as a microcap or penny stock, adversely decrease to nominal levels of trading and become avoided by retail and institutional investors, resulting in the impaired liquidity of our shares. ~~Furthermore, without a reasonable~~ number of authorized shares available for issuance, we may be unable to raise additional capital, establish strategic relationships with other companies or expand our business through acquisitions.

The text of the form of the proposed amendment to our amended and restated certificate of incorporation, which assumes the approval of the Proposal and that the Board of Directors decides to implement the reverse stock split, is attached hereto as Annex A. By approving this Proposal, stockholders will approve a series of amendments to our amended and restated certificate of incorporation pursuant to which any whole number of outstanding and treasury shares, from 50 to 500, could be combined into one share of Common Stock, and authorize the Board of Directors to file only one such amendment, as determined by the Board of Directors in the manner described herein, and to abandon each amendment not selected by the Board of Directors. The Board of Directors may also elect not to undertake any reverse stock split.

Certain of our officers and directors have an interest in the reverse stock split as a result of their ownership of Common Stock, as set forth in the section entitled "Security Ownership of Certain Beneficial Owners and Management."

Reasons for the Reverse Stock Split

To enable repayment of the Notes in shares of common stock. The Notes issued in the Note Financing may be converted at the option of the holder thereof. In addition, we are required to make periodic repayments of the principal amount thereof in either shares of common stock or cash. Any repayment of the Notes in shares of common stock is at a discount to the then current trading price, subject to a minimum price **floor** of $0.05 per share. Our ability to make repayments in shares of common stock is subject to the satisfaction or waiver of certain conditions in the terms of the Notes. **Despite the 2016 Reverse Stock Split (as defined below), the Company's ability to issue shares in payment of installments of principal has been dependent upon waivers of certain of such conditions.** If the trading price of our common stock is near or below $0.05 per share, we may not satisfy such conditions**, the holders of the Notes may have no economic incentive to waive such conditions** and the holders of the Notes may require us to repay the Notes in cash. We may not have sufficient funds for such repayment in cash, which could result in the acceleration of the Notes and foreclosure and repossession of the cash proceeds from the original issuance of the Notes held in a restricted account. Any loss of such funds would materially adversely affect our ability to fund our operations.

To provide us with resources and flexibility with respect to our capital sufficient to execute our business plans and strategy. As of April **21, 2017, we had 161,083,213 shares of Common Stock outstanding, and, as a result of requirements under the terms of the Notes that a number of shares determined by reference to the conversion price be reserved for issuance for conversion thereof, all of our remaining authorized shares of Common Stock are reserved for issuance upon conversion thereof. As described above, approval of the proposed reverse stock split is vital to our ability to repay the Notes through the issuance of shares of Common Stock. In turn, our ability to issue additional shares in capital raising transactions is dependent**

upon the repayment of the Notes in shares of Common Stock, resulting in a reduction in the number of shares of Common Stock required to be reserved for issuance upon future conversions thereof. Nevertheless, such issuances in repayment of the Notes will result in a greater number of shares of Common Stock outstanding and correspondingly fewer shares of Common Stock that are authorized and unissued. The Board of Directors wishes to increase the number of unused authorized common shares by decreasing the outstanding shares through the reverse stock split without a corresponding decrease in the number of authorized shares. This increase in unused authorized common shares will provide us greater flexibility with respect to our capital structure for various purposes as the need may arise from time to time. These purposes may include: raising capital, establishing strategic relationships with other companies, expanding our business through the acquisition of other businesses or products and providing equity incentives to employees, officers or directors. As we expect that we will seek to raise significant additional capital in future years to fund our clinical trials, we may need to issue a substantial number of shares in connection therewith.

The Board of Directors also believes that the increased market price of the Common Stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of the Common Stock and will encourage interest and trading in the Common Stock. A reverse stock split could allow a broader range of institutions to invest in our stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our Common Stock. A reverse stock split could help increase analyst and broker interest in our stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Securities Exchange Act.

To maintain our listing on The NASDAQ Capital Market. By potentially increasing our stock price, a reverse stock split would reduce the risk that our stock could be delisted from The NASDAQ Capital Market. To continue our listing on The NASDAQ Capital Market, we must comply with NASDAQ Marketplace Rules, which requirements include a minimum bid price of $1.00 per share. On February 13, 2017, we were notified by the NASDAQ Listing Qualifications Department that we do not comply with the $1.00 minimum bid threshold as our Common Stock has traded below the $1.00 minimum bid price for 30 consecutive business days. We were automatically provided with a 180-calendar day period within which to regain compliance, which ends on August 14, 2017. To regain compliance, our Common Stock must close at or above the $1.00 minimum bid price for at least 10 consecutive days or more at the discretion of NASDAQ. If we do not regain compliance by that date in accordance with terms of the notice, NASDAQ will provide written notice that our securities will be subject to delisting from The NASDAQ Capital Market or eligible for an additional 180-day grace period. Following the expiration of any such additional grace period and any such delisting determination, we may appeal the decision to a NASDAQ Listing Qualifications Panel. In the event of an appeal, our securities would remain listed on the NASDAQ Capital Market pending a written decision by the Panel following a hearing. In the event that the NASDAQ Listing Qualifications Panel determines not to continue our listing and we are delisted from The NASDAQ Capital Market, our Common Stock may be delisted and trade on the OTC Bulletin Board or other small trading markets, such as the pink sheets.

The Board of Directors has considered the potential harm to us and our stockholders should NASDAQ delist our Common Stock from The NASDAQ Capital Market. Delisting could adversely affect the liquidity of our Common Stock since alternatives, such as the OTC Bulletin Board and the pink sheets, are generally considered to be less efficient markets. An investor likely would find it less convenient to sell, or to obtain accurate quotations in seeking to buy, our Common Stock on an over-the-counter market. Many investors likely would not buy or sell our Common Stock due to difficulty in accessing over-the-counter markets, policies preventing them from trading in securities not listed on a national exchange or other reasons.

The Board of Directors believes that a reverse stock split is a potentially effective means for us to maintain compliance with NASDAQ Marketplace Rules and to avoid, or at least mitigate, the likely adverse consequences of our Common Stock being delisted from The NASDAQ Capital Market by producing the immediate effect of increasing the bid price of our Common Stock.

To provide us with resources and flexibility with respect to our capital sufficient to execute our business plans and strategy. As of April 17, 2017, we had [●] shares of Common Stock outstanding, [●] shares of Common Stock reserved for issuance upon exercise or conversion of other outstanding securities (excluding shares issuable in the Note Financing as defined below) and [●] shares of Common Stock held in treasury by the Company. The Board of Directors wishes to increase the number of unused authorized common shares by decreasing the outstanding shares through the reverse stock split without a corresponding decrease in the number of authorized shares. This increase in unused authorized common shares will provide us greater flexibility with respect to our capital structure for various purposes as the need may arise from time to time. These purposes may include: raising capital, establishing strategic relationships with other companies, expanding our business through the acquisition of other businesses or products and providing equity incentives to employees, officers or directors. In particular, the issuance of $35.0 million aggregate principal amount of senior secured convertible notes in June 2016 (the "Note Financing") could result in the issuance of more than [●] shares of Common Stock, assuming the conversion of all of the $35.0 million senior secured convertible notes (the "Notes") issued under the Securities Purchase Agreement we entered into on June 6, 2016 (the "Purchase Agreement") at the assumed initial conversion price thereof. The shares reserved for issuance in the Note Financing are expected to constitute a significant portion of our authorized shares of Common Stock. Furthermore, certain provisions in the Notes require us to reserve a greater number of shares of Common Stock for potential issuance in connection therewith than we would be required to issue upon conversion of all Notes at the initial conversion price thereof. As we expect that we will seek to raise significant additional capital in future years to fund our clinical trials, we may need to issue a substantial number of shares in connection therewith.

The Board of Directors also believes that the increased market price of the Common Stock expected as a result of implementing a reverse stock split could improve the marketability and liquidity of the Common Stock and will encourage interest and trading in the Common Stock. A reverse stock split could allow a broader range of institutions to invest in our stock (namely, funds that are prohibited from buying stocks whose price is below a certain threshold), potentially increasing trading volume and liquidity of our Common Stock. A reverse stock split could help increase analyst and broker interest in our stock as their policies can discourage them from following or recommending companies with low stock prices. Because of the trading volatility often associated with low-priced stocks, many brokerage houses and institutional investors have internal policies and practices that either prohibit them from investing in low-priced stocks or tend to discourage individual brokers from recommending low-priced stocks to their customers. Some of those policies and practices may make the processing of trades in low-priced stocks economically unattractive to brokers. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher-priced stocks, a low average price per share of Common Stock can result in individual stockholders paying transaction costs representing a higher percentage of their total share value than would be the case if the share price were higher.

The Board of Directors does not intend for this transaction to be the first step in a series of plans or proposals of a "going private transaction" within the meaning of Rule 13e-3 of the Securities Exchange Act.

To enable repayment of the Notes in shares of common stock. The Notes issued in the Note Financing may be converted at the option of the holder thereof. In addition, we are required to make periodic repayments of the principal amount thereof in either shares of common stock or cash. Any repayment of the Notes in shares of common stock is at a discount to the then current trading price, subject to a minimum price of $0.05 per share. Our ability to make repayments in shares of common stock is subject to the satisfaction or waiver of certain conditions in the terms of the Notes. If the trading price of our common stock is near or below $0.05 per share, we may not satisfy such conditions and the holders of the Notes may require us to repay the Notes in cash. We may not have sufficient funds for such repayment in cash, which could result in the acceleration of the Notes and foreclosure and repossession of the cash proceeds from the original issuance of the Notes held in a restricted account. Any loss of such funds would materially adversely affect our ability to fund our operations.

Risks of the Proposed Reverse Stock Split

We cannot assure you that the proposed reverse stock split will increase our stock price and have the desired effect of maintaining compliance with NASDAQ Marketplace Rules. The Board of Directors expects that a reverse stock split of our Common Stock will increase the market price of our Common Stock so that we are able to regain and maintain compliance with the NASDAQ minimum bid price listing standard. However, the effect of a reverse stock split upon the market price of our Common Stock cannot be predicted with any certainty, and the history of similar stock splits for companies in like circumstances is varied. **Our own 2016 Reverse Stock Split enabled us to regain compliance with the NASDAQ $1.00 minimum bid price requirement for less than a year and to effectively raise additional capital for period of similarly short duration.** It is possible that the per share price of our Common Stock after the reverse stock split will not rise in proportion to the reduction in the number of shares of our Common Stock outstanding resulting from the reverse stock split, and the market price per post-reverse stock split share may not exceed or remain in excess of the $1.00 minimum bid price for a sustained period of time, and the reverse stock split may not result in a per share price that would attract brokers and investors who do not trade in lower priced stocks. Even if we effect a reverse stock split, the market price of our Common Stock may decrease due to factors unrelated to the stock split. In any case, the market price of our Common Stock may also be based on other factors which may be unrelated to the number of shares outstanding, including our future performance. If the reverse stock split is consummated and the trading price of the Common Stock declines, the percentage decline as an absolute number and as a percentage of our overall market capitalization may be greater than would occur in the absence of the reverse stock split. Even if the market price per post-reverse stock split share of our Common Stock remains in excess of $1.00 per share, we may be delisted due to a failure to meet other continued listing requirements, including NASDAQ requirements related to the minimum number of shares that must be in the public float, the minimum market value of the public float and the minimum number of round lot holders.

The proposed reverse stock split may decrease the liquidity of our stock. The liquidity of our capital stock may be harmed by the proposed reverse stock split given the reduced number of shares that would be outstanding after the reverse stock split, particularly if the stock price does not increase as a result of the reverse stock split.

In addition, investors might consider the increased proportion of unissued authorized shares to issued shares to have an anti-takeover effect under certain circumstances, since the proportion allows for dilutive issuances which could prevent certain stockholders from changing the composition of the Board of Directors or render tender offers for a combination with another entity more difficult to successfully complete. The Board of Directors does not intend for the reverse stock split to have any anti-takeover effects.

Recent Prior Reverse Stock Split and Other Transactions

On July 19, 2016, at our 2016 annual meeting of stockholders, our stockholders approved a reverse stock split at one of six ratios of 1-for-10, 1-for-12, 1-for-14, 1-for-16, 1-for-18 or 1-for-20, in the discretion of our board of directors. On the same date, the Board of Directors determined to effect a reverse stock split of the Company's common stock at a 1-for-16 ratio (the "2016 Reverse Stock Split"). The 2016 Reverse Stock Split became effective as of 9:00 a.m. EDT on July 21, 2016. At the same meeting, our stockholders approved an amendment to our Certificate of Incorporation to increase the number of our authorized shares of Common Stock to 500,000,000.

The Company effected the 2016 Reverse Stock Split for some of the same reasons for which the Board of Directors is recommending the proposed reverse stock split. The trading price of the Common Stock was below the $1.00 minimum bid price required under the NASDAQ Marketplace Rules for 30 consecutive business days. On July 22, 2016, the first trading day after the effectiveness of the 2016 Reverse Stock Split, the closing price of the Common Stock on the NASDAQ Capital Market was $3.60 per share.

On September 29, 2016, the closing price of the Common Stock on the NASDAQ Capital Market was $3.45 per share. On September 30, 2016, the Company announced the pricing of a public offering of 425,000 shares of Common Stock and 148,750 warrants to purchase shares of Common Stock at an exercise price of $3.00 per share, with such shares of Common Stock and warrants sold at a combined price of $3.00 per share and accompanying warrant. The trading price of the Common Stock has remained below $3.00 per share thereafter. However, the warrants have certain anti-dilution provisions resulting in the reduction of the

exercise price therof. As of December 31, 2016, the warrants had an exercise price of $1.61. During the year ended December 31, 2016, 70,000 of such warrants had been exercised.

Pursuant to the terms of the Notes, the Company is required to repay the principal amount thereunder in installments of cash or shares of Common Stock beginning on January 12, 2017 and on each 20th trading day thereafter until the maturity thereof on December 29, 2017. The terms of the Notes require that installment payments in shares of Common Stock be made at a discount to the volume-weighted average trading price during a 20 trading day period prior to such payment. The Company issued shares of Common Stock as installment payments of principal (including certain early repayments at the option of the holders) under the Notes as follows:

Date	Number of Shares of Common Stock	Applicable Conversion Price	Reduction in Principal
January 12, 2017	4,113,520	$0.36	$1,478,318
February 10, 2017	15,358,864	$0.20	$3,045,817
March 13, 2017	41,054,082	$0.11	$4,417,830
April 10, 2017	59,171,335	$0.06	$3,621,286

From January 26, 2017 until February 1, 2017, the Company and the holders of the Notes agreed to a temporary reduction in the conversion price thereof to $0.32 per share in order to encourage voluntary conversion of Notes by the holders thereof. The Company issued an aggregate of 1,700,000 shares of Common Stock as a result of such conversions.

From February 23, 2017 until March 2, 2017, the Company and the holders of the Notes agreed to a temporary reduction in the conversion price thereof to $0.14 per share in order to encourage voluntary conversion of Notes by the holders thereof. The Company issued an aggregate of 900,000 shares of Common Stock as a result of such conversions.

The Notes contain a conversion price floor of $0.05 per share, which was not subject to adjustment in connection with the 2016 Reverse Stock Split and will not be subject to adjustment in connection with the proposed reverse stock split. In the absence of the 2016 Reverse Stock Split, it is likely that the Common Stock would have been de-listed, resulting in the breach of various provisions of the Notes and prohibiting the Company from satisfying certain conditions of the Notes permitting the payment of installments of principal through share issuances. Despite the 2016 Reverse Stock Split, the Company's ability to issue shares in payment of installments of principal has been dependent upon waivers of certain of such conditions. Accordingly, on any trading day during which the closing price of the Common Stock was at or below $0.80 per share, assuming the 2016 Reverse Stock Split did not occur, such closing price would have been below the $0.05 per share conversion price floor and the holders of the Notes would have had no economic incentive to waive such conditions to receive shares of Common Stock at a price greater than or equal to the price at which they could be resold in the public market. As of the date of this proxy statement, the closing price of the Common Stock on NASDAQ has been less than $0.80 per share on each trading day since January 6, 2017.

Accordingly, the 2016 Reverse Stock Split contributed significantly to the Company's ability to consummate the dilutive issuances described above.

In addition, the 2016 Reverse Stock Split did not, and the proposed reverse stock split, if approved by our stockholders, will not, affect our total number of authorized shares of Common Stock. As of April 21, 2017, there were 161,083,213 shares of Common Stock issued and outstanding, including [122,792,801][Note: consists of the shares in the table above, plus the shares issued in each temporary conversion period, the 425,000 shares issued in the September offering and the 70,000 September 2016 warrants exercised by year-end] shares of Common Stock issued in the dilutive transactions described above, and 338,916,787 shares required to be reserved for issuance upon conversion of the Notes. Accordingly, of the 500,000,000 shares of Common Stock authorized under our Certificate of Incorporation, none are currently available for issuance.

Although we do not have any specific capital raising transaction planned, we expect to continue to explore opportunities to raise capital to fund our operations. The Board of Directors believes that the consummation of the proposed reverse stock split is essential to our ability to maintain the listing of the Common Stock and raise sufficient capital to satisfy our liquidity requirements. Nevertheless, such capital raising transactions are likely to include the issuance of shares of Common Stock and/or securities convertible, exchangeable or exercisable for shares of Common Stock at a discount to prevailing market prices. Such transactions are likely to result in substantial further dilution to current holders of shares of Common Stock.

Principal Effects of the Reverse Stock Split

After the effective date of the proposed reverse stock split, each stockholder will own a reduced number of shares of Common Stock. Except to the extent that whole shares will be exchanged in lieu of fractional shares as described below, the proposed reverse stock split will affect all stockholders uniformly and will not affect any stockholder's percentage ownership interest in us and proportionate voting rights and other rights and preferences of the holders of Common Stock will not be affected by the proposed reverse stock split. The number of stockholders of record also will not be affected by the proposed reverse stock split, except to the extent that whole shares will be exchanged in lieu of fractional shares as described below.

The following table contains approximate information relating to the Common Stock under the proposed reverse stock split ratios, without giving effect to any adjustments for fractional shares of Common Stock, as of April 17, 2017:

Status	Number of Shares of Common Stock Authorized	Number of Shares of Common Stock Issued and Outstanding	Number of Shares of Common Stock Authorized but Unissued
Pre-Reverse Stock Split	500,000,000		
Post-Reverse Stock Split 1:50	500,000,000		
Post-Reverse Stock Split 1:250	500,000,000		
Post-Reverse Stock Split 1:500	500,000,000		

We maintain a 2009 Stock Incentive Plan (the "Plan") pursuant to which we have granted stock options and restricted shares that are presently outstanding, and additional equity incentive compensation awards may be granted in the future under the Plan. Pursuant to the terms of the Plan, the Board of Directors or a committee thereof, as applicable, will adjust the number of shares available for future grant under the Plan, the number of shares underlying outstanding awards, the exercise price per share of outstanding stock options and other terms of outstanding awards issued pursuant to the Plan to equitably reflect the effects of the reverse stock split.

In addition, proportionate adjustments will be made to the per share exercise price of all outstanding warrants to purchase shares of our Common Stock.

If the proposed reverse stock split is implemented, it will increase the number of our stockholders who own "odd lots" of fewer than 100 shares of Common Stock. Brokerage commission and other costs of transactions in odd lots are generally higher than the costs of transactions of more than 100 shares of Common Stock.

After the effective date of the reverse stock split, our Common Stock would have a new committee on uniform securities identification procedures ("CUSIP") number, a number used to identify our Common Stock.

The Common Stock is currently registered under Section 12(b) of the Securities Exchange Act, and we are subject to the periodic reporting and other requirements of the Securities Exchange Act. The proposed reverse stock split will not affect the registration of the Common Stock under the Securities Exchange Act. Our Common Stock would continue to be reported on The NASDAQ Capital Market under the symbol "DCTH," although it is likely that NASDAQ would add the letter "D" to the end of the trading symbol for a period of twenty trading days after the effective date of the reverse stock split to indicate that the reverse stock split had occurred.

Effective Date

The proposed reverse stock split would become effective on the date of filing of a certificate of amendment to our amended and restated certificate of incorporation with the office of the Secretary of State of the State of Delaware. On the effective date, shares of Common Stock issued and outstanding and the shares of Common Stock held in treasury, in each case, immediately prior thereto will be combined and converted, automatically and without any action on the part of the stockholders, into new shares of Common Stock in accordance with the reverse stock split ratio determined by the Board of Directors within the limits set forth in this proposal.

Treatment of Fractional Shares

No fractional shares would be issued if, as a result of the reverse stock split, a registered stockholder would otherwise become entitled to a fractional share. Instead, stockholders who otherwise would be entitled to receive fractional shares because they hold a number of shares not evenly divisible by the ratio of the reverse stock split will automatically be entitled to receive an additional share of Common Stock. In other words, any fractional share will be rounded up to the nearest whole number.

Record and Beneficial Stockholders

If the reverse stock split is authorized by the stockholders and the Board of Directors elects to implement the reverse stock split, stockholders of record holding some or all of their shares of our Common Stock electronically in book-entry form under the direct registration system for securities will receive a transaction statement at their address of record indicating the number of shares of our Common Stock they hold after the reverse stock split. Non-registered stockholders holding Common Stock through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the consolidation than those that would be put in place by us for registered stockholders. If you hold your shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

If the reverse stock split is authorized by the stockholders and the Board of Directors elects to implement the reverse stock split, stockholders of record holding some or all of their shares in certificate form will receive a letter of transmittal, as soon as practicable after the effective date of the reverse stock split. Our transfer agent will act as "exchange agent" for the purpose of implementing the exchange of stock certificates. Holders of pre-reverse stock split shares will be asked to surrender to the exchange agent certificates representing pre-reverse stock split shares in exchange for post-reverse stock split shares, including whole shares to be issued in lieu of fractional shares (if any) in accordance with the procedures to be set forth in the letter of transmittal. Until surrender, each certificate representing shares before the reverse stock split would continue to be valid and would represent the adjusted number of shares based on the exchange ratio of the reverse stock split rounded up to the nearest whole share. No new post-reverse stock split share certificates, including those representing whole shares to be issued in lieu of fractional shares, will be issued to a stockholder until such stockholder has surrendered such stockholder's outstanding certificate(s) together with the properly completed and executed letter of transmittal to the exchange agent.

STOCKHOLDERS SHOULD NOT DESTROY ANY PRE-SPLIT STOCK CERTIFICATE AND SHOULD NOT SUBMIT ANY CERTIFICATES UNTIL THEY ARE REQUESTED TO DO SO.

Accounting Consequences

The par value per share of Common Stock would remain unchanged at $0.01 per share after the reverse stock split. As a result, on the effective date of the reverse stock split, the stated capital on our balance sheet attributable to the Common Stock will be reduced proportionally, based on the exchange ratio of the reverse stock split, from its present amount, and the additional paid-in capital account shall be credited with the amount by which the stated capital is reduced. The per share Common Stock net income or loss and net book value will be increased because there will be fewer shares of Common Stock outstanding. The shares of Common Stock held in treasury will also be reduced proportionately based on the exchange ratio of the reverse stock split. We will reclassify prior period per share amounts and the Consolidated Statements of Stockholders' Equity for the effect of the reverse stock split for any prior periods in our financial statements and reports such that prior periods are comparable to current period presentation. We do not anticipate that any other accounting consequences would arise as a result of the reverse stock split.

No Appraisal Rights

Our stockholders are not entitled to dissenters' or appraisal rights under the Delaware General Corporation Law with respect to the proposed amendments to our amended and restated certificate of incorporation to allow for the reverse stock split and we will not independently provide the stockholders with any such right if the reverse stock split is implemented.

Certain Material U.S. Federal Income Tax Consequence of the Reverse Stock Split

The following is a summary of certain material United States federal income tax consequences of the reverse stock split to our stockholders who are United States holders, as defined below. This summary is general in nature and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any U.S. federal non-income, state, local or foreign income or other tax consequences. Also, it does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, real estate investment trusts, real estate mortgage investment conduits, foreign entities, nonresident alien individuals, broker-dealers, stockholders whose functional currency is not the U.S. dollar, partnerships (or other entities classified as partnership for U.S. federal income tax purposes, S corporations or other flow-through entities for U.S. federal income tax purposes, and tax-exempt entities. Other stockholders may also be subject to special tax rules, including but not limited to: stockholders that received Common Stock as compensation for services or pursuant to the exercise of an employee stock option, or stockholders who have held, or will hold, stock as part of a straddle, hedging constructive sale or conversion transaction for federal income tax purposes. This summary also assumes that you are a United States holder (defined below) who has held, and will hold, shares of Common Stock as a "capital asset," as defined in the Internal Revenue Code of 1986, as amended (the "Code"), i.e., generally, property held for investment. Finally, the following discussion does not address the tax consequences of transactions occurring prior to or after the reverse stock split (whether or not such transactions are in connection with the reverse stock split), including, without limitation, the exercise of options or rights to purchase Common Stock in anticipation of the reverse stock split.

The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. You should consult with your own tax advisor with respect to the tax consequences of the reverse stock split. As used herein, the term United States holder means a stockholder that is, for federal income tax purposes: a citizen or resident of the United States; a corporation or other entity taxed as a corporation created or organized in or under the laws of the United States or any state, including the District of Columbia; an estate the income of which is subject to federal income tax regardless of its source; or a trust that (i) is subject to the primary supervision of a U.S. court and of which one or more "U.S. persons" (as defined in the Code) has the authority to control all substantial decisions, or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

The following discussion is based on the Code, applicable Treasury Regulations promulgated thereunder, judicial authority and administrative rulings and practice, all as of the date hereof, all of which are subject to change, potentially with retroactive effect which could adversely affect the accuracy of the statements and conclusions set forth herein. No ruling from the Internal Revenue Service or opinion of counsel has been obtained in connection with the reverse stock split, and there can be no assurance that the Internal Revenue Service would not take a position contrary to that discussed herein, nor that such contrary position would not be sustained.

Other than in respect of a fractional share that is rounded up to a full share, no gain or loss should be recognized by a United States holder upon such stockholder's exchange of pre-reverse stock split shares of Common Stock for post-reverse stock split shares of Common Stock pursuant to the reverse stock split. The aggregate tax basis of the post-reverse stock split shares received in the reverse stock split (including any whole share received in exchange for a fractional share) will be the same as the stockholder's aggregate tax basis in the pre-reverse stock split shares exchanged therefore. The United States holder's holding period for the post-reverse stock split shares will include the period during which the stockholder held the pre-reverse stock split shares surrendered in the reverse stock split. Although the matter is not clear, it us possible that United States holders whose fractional shares resulting from the reverse stock split are rounded up to the nearest whole share will recognize gain, which may be characterized as either a capital gain or as a dividend, to the extent of the value of such rounded-up amount (i.e., less than one share).

No gain or loss will be recognized by us as a result of the reverse stock split.

THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS RELEVANT THERETO. YOU SHOULD CONSULT YOUR OWN TAX ADVISORS AS TO THE PARTICULAR FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE REVERSE STOCK SPLIT IN LIGHT OF YOUR SPECIFIC CIRCUMSTANCES.

Required Vote and Recommendation of the Board of Directors

Approval of this proposal requires the affirmative vote of the holders of a majority of our issued and outstanding shares of common stock.

Abstentions will be counted for the purposes of determining the presence or absence of a quorum. Abstentions will have the effect of a vote AGAINST the proposal. A failure to vote by not returning a signed proxy will have no effect on the outcome of the proposal.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE PROPOSAL.

IF OUR STOCKHOLDERS DO NOT APPROVE THE PROPOSAL, WE WOULD LIKELY BE DELISTED FROM THE NASDAQ CAPITAL MARKET DUE TO OUR FAILURE TO MAINTAIN A MINIMUM BID PRICE FOR OUR COMMON STOCK OF $1.00 PER SHARE AS REQUIRED BY NASDAQ's LISTING RULES.

This proposal will be effective upon its approval by our stockholders at the Annual Meeting and is not conditioned upon the approval by our stockholders of any other proposal. As each proposal will be presented to our stockholders at the Annual Meeting in the order presented herein, if this proposal is approved by our stockholders, it will become effective **FIFTH**.